UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES RESIGNATION OF BOARD OF DIRECTORS MEMBER

Medellín, Colombia, September 12, 2019

Bancolombia S.A. (“BANCOLOMBIA”) announces that Mr. Roberto Steiner Sampedro resigned as a member of the Board of Directors.

The resignation of Mr. Steiner, who was also member of the Risk Committee and Corporate Governance Committee, is due to his appointment as Co-director of the Bank of the Republic of Colombia.

The Board of Directors, the President and Grupo Bancolombia’s employees express their special recognition and gratitude to Mr. Steiner. His service and strategic vision contributed to the growth and development of the Company.

The appointment of the new member of the Board of Directors will be made by the General Shareholders Meeting.

Contactos

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Estrategia y Finanzas	VP Financiero	Gerente RI
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 12, 2019	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance